Exhibit 21

Subsidiaries of the Registrant

Except as otherwise indicated, each of the entities identified below are wholly owned subsidiaries of the Registrant.

1.	Teleservices Technology Company, a Delaware corporation
2.	Teleservices Management Company, a Delaware corporation
3.	RMH Teleservices Asia Pacific, Inc., a Delaware corporation
4.	RMH Teleservices International Inc., a New Brunswick, Canada corporation
5.	515963 N.B. Inc., a New Brunswick, Canada corporation
6.	516131 N.B. Inc., a New Brunswick, Canada corporation